SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated January 01, 2007 and titled: Nokia New Year’s Eve celebrates the start of 2007 in global style

2.	Nokia Press Release dated January 03, 2007 and titled: Exercises with stock options of Nokia Corporation

3.	Nokia Press Release dated January 03, 2007 and titled: Telefónica Móviles Panamá chose Nokia to build its GSM radio and GPRS network

4.	Nokia Press Release dated January 05, 2007 and titled: Sprint Nextel and Nokia in WiMAX pact

5.	Nokia Press Release dated January 08, 2007 and titled: Free Yourself with Nokia's Fun New Bluetooth Headsets

6.	Nokia Press Release dated January 08, 2007 and titled: Nokia and Yahoo! Extend Relationship to Bring Yahoo! Go for Mobile 2.0 to Nokia Devices

7.	Nokia Press Release dated January 08, 2007 and titled: Nokia 6131 NFC phone taps into mobile payment, ticketing and local sharing

8.	Nokia Press Release dated January 08, 2007 and titled: Nokia and Six Apart's Vox Make Creating and Sharing Content a Snap with Nokia Nseries Multimedia Computers

9.	Nokia Press Release dated January 08, 2007 and titled: Unleash your story in video with the Nokia N93i

10.	Nokia Press Release dated January 08, 2007 and titled: Skype and Nokia to develop novel Internet-calling experience

11.	Nokia Press Release dated January 08, 2007 and titled: Take the internet to new places - the Nokia N800 Internet Tablet

12.	Nokia Press Release dated January 08, 2007 and titled: Nokia Nseries gets trimmer in 2007 with the Nokia N76

13.	Nokia Press Release dated January 08, 2007 and titled: Nokia Shares Vision of Convergence with New Internet Collaborations, New Products at CES 2007

14.	Nokia Press Release dated January 09, 2007 and titled: AinaCom picks Nokia's business communication solution for its fixed mobile convergence offering to enterprises

15.	Nokia Press Release dated January 11, 2007 and titled: Nokia N73 (SoftBank 705NK) now starts shipping to SoftBank Mobile in Japan

16.	Nokia Press Release dated January 16, 2007 and titled: Nokia Intellisync Wireless Email available for Sony Ericsson M600 and P990

17.	Nokia Press Release dated January 18, 2007 and titled: Nokia to publish fourth quarter and annual results 2006 on January 25, 2007

18.	Nokia Press Release dated January 22, 2007 and titled: More than 750 Companies Join Nokia for Business Channel Program to Deliver Business Mobility

19.	Nokia Press Release dated January 22, 2007 and titled: Nokia’s press conference on January 25 to start at 1:30 pm Helsinki time (CET+1)

20.	Nokia Press Release dated January 24, 2007 and titled: Mobile communication is revolutionizing economic and social development in rural India

PRESS RELEASE

January 01, 2007

Nokia New Year’s Eve celebrates the start of 2007 in global style

World’s largest New Year’s Eve celebration draws more than 2 million music lovers to 5 “party capitals” of the world; more than 150 million viewers tune into global TV and Internet broadcast

www.nokianewyearseve.com features on demand performances by The Black Eyed Peas, Scissor Sisters, Nelly Furtado, John Legend, Sugababes, Atomic Kitten, Ludacris, Rihanna, KT Tunstall, Sergio Mendes, among others

Espoo, Finland - On December 31st, Nokia New Year’s Eve delivered on its promise to connect millions of people around the world through five spectacular events being held as part of the biggest New Year’s party of 2006. Five party capitals — Hong Kong, Mumbai, Berlin, Rio and New York — all played their part to celebrate the beginning of 2007. Those in attendance at the live show, or watching the global broadcast on television or online saw some of the biggest names in music celebrating a truly unforgettable night.

Nokia New Year’s Eve began at Hong Kong’s Ocean Terminal with Atomic Kitten topping the bill and making their first international appearance since splitting in 2004. They performed hits such as Whole Again and Tide Is High after an impressive roster of local stars including DJ Jamaster A, Eason Chan, Grasshopper, Hacken Lee, Joey Yung, Josie Ho, Jun Kung, Paul Wong, Soler and Twins entertained the crowd throughout the evening. Despite the massive Internet challenges created by the recent earthquake in Taiwan, Hong Kong music fans were also able to stream the live concert footage directly to their mobile thanks to a select group of local operators.

Moving west, Mumbai’s Andheri Stadium played host to a star-studded celebration that featured performances by Grammy Award-winning Nelly Furtado, Indian music maestro A.R. Rahman, and Bollywood superstars Priyanka Chopra, Shahid Kapoor, Koena Mitra, among others. Furtado, a Canadian performing in India for the first time, captivated the crowd by singing two Hindi ballads, Kabhi Kabhi and Yeh Sama, in addition to her international hits Powerless, Maneater and I Am Like A Bird. Nokia New Year’s Eve also marked the public debut of the first English language composition by Indian musical legend A.R. Rahman - Pray For Me, Brother - an anthem dedicated toward the eradication of world poverty. As the clock closed on midnight, Rahman, also known as the “Mozart from Madras”, got the crowd into the party spirit with his all-time hit Humma Humma as well as his Oscar-nominated single Khalbali.

“Thank you Nokia for making this happen. I have wanted to come to India all my life,” said Nelly Furtado after the show. “The crowd was amazing and it was so much fun to perform on the same bill as so many talented Indian artists.”

Berlin’s Brandenburg Gate was the largest Nokia New Year’s Eve celebration with an estimated 1.2 million party-goers in attendance. In front of this massive audience, headline act Scissor Sisters played their hit singles I Don’t Feel Like Dancin’ and Comfortably Numb in a ninety-minute set that wowed the audience before a spectacular 10-minute pyrotechnics display erupted at midnight. Sugababes then took to the stage to carry on the party well in to the night.

“This will be the biggest audience we’ve ever played to so we were really excited! We love coming to Berlin simply because nobody parties harder and longer than the Berliners,” said Ana Matronic from Scissor Sisters before they took the stage. “After the show we plan on having an excessively fun and ridiculous evening which we hope will set the tone for the rest of 2007! Happy New Year everyone!”

In Rio, Brazilians showed that a bit of rain would not stand in the way of an amazing night. More than one million people celebrated Nokia New Year’s Eve in a nine hour concert on Ipanema beach. The crowd was treated to unforgettable performances by the Black Eyed Peas, John Legend and Brazilian music legend Sérgio Mendes as well as local artists Funk’n Lata and DJ Marlboro, amongst others.

The Black Eyed Peas played all of their hits including Where Is The Love? and Pump It as well as an unforgettable collaboration with Sérgio Mendes for the hit song Mas que Nada. Sergio Mendes was making his first Brazilian live performance for 28 years and treated the crowd to a host of hits from his country’s musical history.  Speaking after the show, Mendes said “This was a night of magic. Sharing my music with the Brazilian audience was emotional and unforgettable. This was without a doubt one of the happiest days in my life”.

The night rounded off in New York with performances from Rihanna, Ludacris and KT Tunstall appearing in “Dick Clark’s New Year’s Rockin’ Eve 2007”.

Each event offered more than just the very best in live music. Nokia also offered music lovers several innovative ways to use their mobile phones, including the opportunity to send in messages (and a few marriage proposals!) that were displayed on screens around each stage throughout the night. Party-goers could also send messages to the other Nokia New Year’s Eve cities as well as use the bluetooth “beam-zones” on site to receive a host of free content including wallpapers, links, gig guides, ringtones and artist content.

Estimated Total Television and Internet Audience of 150 Million

Those unable to watch their favorite artists in person were able to view performances from the five Nokia New Year’s Eve events via a global television broadcast, as well as online at www.nokianewyearseve.com. An additional global television program of musical highlights will be broadcast on January 1. To orchestrate this enormous global celebration, Nokia enlisted the services of Harvey Goldsmith CBE, the producer of Live Aid and Live8. The estimated total television and Internet audience is expected to be more than 150 million.

With more than 2 million music lovers celebrating with us in person, and more than 150 million television and Internet viewers, Nokia New Year’s Eve was certainly the biggest New Year’s party of 2006,” said Jo Harlow, Senior Vice President of Marketing for Nokia. “Nokia New Year’s Eve clearly lived up to our mission of “Connecting People” and delivered on our promise of leveraging the power of television, the internet, live events and the world’s most exciting music artists to get people talking, sharing and celebrating on one incredible night. Our thanks to the artists who performed -- and the millions of people who celebrated with us in person and around the world.”

Press photos, artist info and other press information from each Nokia New Year’s Eve celebration is available at: www.nokia.com/press/nye. For access to broadcast footage containing highlights from all locations, an APTN global satellite feed is available at 12.15GMT on January 1. Hard copy tapes can be ordered directly from Tom Batchelar at Medialink, +447852946375.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Matthew Wheeler

The Outside Organisation

Tel. +44 20 7462 2918

www.nokia.com

PRESS RELEASE

January 03, 2007

Exercises with stock options of Nokia Corporation

A total of 201 461 shares of Nokia Corporation (“Nokia”) were subscribed for between 28.11. - 27.12. 2006 based on Nokia’s 2003 and 2005 employee stock option plans. This resulted in an increase of EUR 12 087.66 in Nokia’s share capital and an increase of EUR 2 785 385.01 in other shareholders equity. The new shares carry full shareholder rights as from the registration date January 3, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245 702 557.14 and the total number of shares is 4 095 042 619 including the shares that are held by the company.

Media enquiries:

Nokia

Communications

Tel: +358 (0) 7180 34900

Fax: +358 (0) 7180 38226

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 03, 2007

Telefónica Móviles Panamá chose Nokia to build its GSM radio and GPRS network

Espoo, Finland - Telefónica Móviles Panamá, which operates under the movistar brand, has chosen Nokia to build its GSM radio and GPRS network, thus continuing its commitment to pioneer in delivering the best and most advanced technology to its clients. The network will cover the whole country, and enable the operator to offer mobile data and voice services to movistar clients.

Under the agreement, Nokia delivers a GSM radio network with Nokia base stations and base station controllers, as well as a GPRS network. Nokia will also implement the Adaptive Multi Rate (AMR) service, which is a voice compression technology that improves network efficiency, in order to improve voice quality and capacity in the network.

To support the evolution of the GSM network, Nokia provides management services, project implementation, maintenance services and training to optimize the network performance. The system is supported by the multi-vendor, multi-technology Nokia NetAct(TM) network and service management system.

“Without any doubt, having Nokia implement and optimize our GSM network allows Telefónica Móviles Panamá to offer the Panamanian market the most modern network in the country. Key to the fast growth in our market are top-quality services and efficiency,” says Amaru Chávez, Vice President of Technology at Telefónica Móviles Panamá.

“This agreement reinforces our growing cooperation with Telefónica in Latin America. We are committed to continue our successful relationship to increasingly satisfy the communication’s needs of the Panamanians, allowing technology to make their lives easier,” says James O’Brien, Account Director, Networks, Nokia.

About Telefónica

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both.

The company has a significant presence in 23 countries and a customer base that amounts 196 million accesses around the world. Telefonica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy.

Telefónica is a 100% listed company, with more than 1.5 million direct shareholders. Its share capital currently comprises 4,921,130,397 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires and São Paulo.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 71870 34370

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 05, 2007

Sprint Nextel and Nokia in WiMAX pact

Reston, VA, USA and Espoo, Finland - Sprint Nextel (NYSE: S) today announced that Nokia has been named a key infrastructure and consumer electronic device provider for its 4G WiMAX next generation mobility network. Nokia joins Intel, Samsung and Motorola in creating the advanced network infrastructure and access devices which will be designed to allow consumers, businesses and governments to experience high bandwidth mobile Internet connectivity at access speeds significantly higher than today’s wireless networks beginning late 2007.

Sprint Nextel last August announced the selection of WiMAX (IEEE802.16e-2005) technology for a next generation wireless network which would utilize the company’s extensive 2.5GHz spectrum assets, and formation of a unique business ecosystem designed to spur widespread adoption of WiMAX devices and services. This combination creates a time-to-market advantage for implementing the first large scale mobile WiMAX network expected to cover at least 100 million people by year-end 2008.

“Sprint Nextel is forming a world class ecosystem around mobile WiMAX technology to deliver unprecedented mobile broadband services to customers,” said Barry West, Sprint Nextel president, 4G Mobile Broadband. “A company of Nokia’s global stature fortifies the foundation of Sprint’s mobility vision and will help make Sprint’s WiMAX multimedia services pervasive and indispensable for customers.”

The strategic relationship with Nokia involves network infrastructure, mobile device and market development commitments. Under the agreement Nokia will:

•  Be a major supplier to Sprint for WiMAX network infrastructure, including the market-leading Nokia Flexi WiMAX base transceiver stations which bring significant site and operating cost savings,

•  Develop and market WiMAX-enabled mobile devices in significant volumes, including multimedia computers and Internet tablets,

•  Jointly develop mobility services and applications to improve the customer experience, and

•  Conduct co-marketing efforts to drive market development and support global adoption to help establish worldwide roaming.

“Nokia shares Sprint Nextel’s mobile broadband vision and is proud to join its industry-leading WiMAX ecosystem,” said Olli-Pekka Kallasvuo, President and CEO, Nokia Corp. “WiMAX is an ideal technology for open Internet models in all major global markets. With Sprint’s leadership, the next generation network will offer innovative mobile broadband services, connecting people with content and technology in new and exciting ways.”

Sprint Nextel is expecting to invest up to $800 million in 2007 and between $1.5 billion and $2 billion in 2008 relating to the 4G WiMAX mobile broadband network. Sprint Nextel’s goal is to have a broad range of mobile WiMAX-enabled chipsets and modules and an array of portable data, multimedia and consumer electronics devices available from multiple vendors which work seamlessly among Sprint’s network offerings.  As a result, customers will experience an interactive mobile data network that is designed to offer faster speeds, lower cost, greater convenience and enhanced multimedia content.

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks serving more than 51 million customers at the end of third quarter 2006; industry-leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone. For more information, visit www.sprint.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Media relations

Bill Plummer

Tel. +1 202 352 7555

E-mail: william.plummer@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Sprint Nextel

John Polivka

Tel. +1 972 405 5139

John.m.polivka@Sprint.com

Safe Harbor

This news release includes “forward-looking statements” within the meaning of the securities laws. The statements in this news release regarding the plans for the development and deployment of a 4G network and the related infrastructure and portable data and consumer electronics devices, including the expected capital expenditures related to the development of the 4G network, expected capabilities and contributions of initiative participants and collaborating members, expected capabilities and performance of the 4G network and related devices, including speeds, cost, convenience and quality, the expected timing of service availability, planned coverage of the 4G network and related devices, the expected development of mobile WiMAX-enabled chipsets, the expected nature, features and number of portable multi-media and other consumer electronic devices, the expected adoption of mobile WiMAX by other carriers, and the planned strategic marketing and product alliance to be formed by Sprint and other consumer electronic companies. The words “will,” “expect,” “believe,” “intend,” and “target,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are estimates and projections reflecting management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the availability and performance of related infrastructure, devices and its spectrum, as well as customer and network usage, customer growth and retention, pricing, development, deployment and operating costs, the timing of various events and the economic environment.

Sprint Nextel believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this release. Sprint Nextel is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this release. Sprint Nextel provides a detailed discussion of risk factors in periodic SEC filings, including its annual report on Form 10-K for 2005, as amended, and its quarterly reports on Form 10-Q for the first quarter of 2006. You are encouraged to review these filings.

PRESS RELEASE

January 08, 2007

Free Yourself with Nokia’s Fun New Bluetooth Headsets

Las Vegas, USA - Nokia today announced a new way to enhance your multimedia computer or mobile device with a range of lightweight and comfortable Bluetooth headsets.  Changeable and wearable, the Nokia BH-301 Bluetooth Headset, the Nokia BH-201 Bluetooth Headset and the Nokia BH-100 Bluetooth Headset add comfort and choice to your wireless communications.

These additions to Nokia’s extensive enhancements offering are evidence of Nokia’s commitment to providing the most fulfilling experience with your Nokia device on the move, to suit both your budget and individual taste.

The three headsets are expected to be available globally in the first quarter of 2007.

Nokia Bluetooth Headset BH-301

Match your headset to suit your mood with the interchangeable, stylish covers on the Nokia Bluetooth Headset BH-301.  Available in either a light or a dark variant, choose cover colors ranging from ‘pink flower’ to ‘deep plum’, and many more. This headset will keep you talking for up to seven hours or it will survive on standby for up to 200 hours.  Convenient keys for controlling your call functions, including redialing and voice dial activation*, will keep you on the go while you communicate.

Nokia Bluetooth Headset BH-201

Communicate in comfort with this small and compact Bluetooth headset, designed to fit in almost any ear. The Nokia Bluetooth Headset BH-201 has a soft earpiece wheel which you can easily adjust for an individual fit or choose from three different earbud sizes, included inbox. Available in stylish black, this Bluetooth headset has up to five and a half hours of talk time and up to 150 hours on standby. Control your conversations with on/off, answer/end and volume keys. You can even redial or reject your calls or use the voice dialing activation* or audio transfer with a compatible mobile device. Staying on track with the headset’s operation is easy with its red and greed LED indicators.

Nokia Bluetooth Headset BH-100

The ideal companion for a first-time Bluetooth user, the Nokia Bluetooth Headset BH-100 is a simple and affordable addition to Nokia’s Bluetooth family. Small and lightweight at 11g, this headset will keep you talking for up to six and a half hours or up to 150 hours on standby. Give your headset a personal touch with a choice of colorful in-box earloops. The Nokia Bluetooth Headset BH-100 is economic and efficient without compromising audio quality.

*Redialing and voice activation functionality depends on handset compatibility

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 08, 2007

Nokia and Yahoo! Extend Relationship to Bring Yahoo! Go for Mobile 2.0 to Nokia Devices

Las Vegas, USA - Nokia (NYSE: NOK) and Yahoo! (Nasdaq: YHOO) today expanded their relationship to make Yahoo! Go for Mobile 2.0 available on Nokia’s wide range of mobile phones operating on the Series 40 platform, the software user interface that powers Nokia’s broadest range of mobile devices. Beginning today consumers worldwide can download and enjoy Yahoo! Go for Mobile 2.0 on select Nokia devices including the Nokia 6103, Nokia 6131 and Nokia 5300 Xpress Music phones. In the first half of 2007, the companies will also make Yahoo! Go for Mobile 2.0 available for a wider range of devices and pre-load it onto millions of new Series 40 devices.

“The availability of Yahoo! Go for Mobile 2.0 for Nokia’s most popular mass-market devices will allow millions of consumers to unlock the power of their Nokia Series 40 device,” said Heikki Norta, senior vice president of Mobile Phones for Nokia. “The availability of familiar Yahoo! services on a mobile platform simplifies the Internet experience for these customers, who may otherwise not explore the full potential of their Nokia Series 40 device. This will allow more people to become part of the new generation of mobile Internet users, and to drive adoption of even more powerful devices in the future.”

Nokia and Yahoo! have worked together since April 2005 to give consumers the optimal Internet experience on their mobile devices.  As a result, millions of Nokia mobile device owners are able to easily use Yahoo!’s innovative services to stay informed, entertained and in touch with their Internet community.  The companies have expanded their relationship several times since then to include a wide range of Yahoo!’s services across the majority of Nokia’s mobile devices.

“As part of our goal of putting the Internet in every consumer’s pocket, Yahoo! is excited to expand its successful, long running relationship with Nokia to bring our groundbreaking Yahoo! Go for Mobile 2.0 service to consumers on their Nokia devices,” said Marco Boerries, senior vice president of Connected Life, Yahoo!. “Our innovative new service is designed to bring the Internet to the mobile phone and make it easy for the hundreds of millions of consumers with Nokia devices to stay connected to their community and the information that matters to them.”

Key features of Yahoo! Go for Mobile 2.0 include:

•  Search reinvented for mobile consumers - oneSearch(TM) is a completely new mobile search service designed to give consumers what they want when they are on their mobile phone - instant answers. It recognizes the intent of a search term and presents actual content on the results page, grouped by subject matter and relevance. Results are easy to read and scroll through, and drilling down to get more details only takes a single click.

•  Ability to be local, no matter where a consumer may be - Local and maps gives consumers quick access to comprehensive local directory information for businesses across the US, enhanced with ratings and reviews from the millions-strong Yahoo! community. Listings include the ability to call with 1-click, interactive maps and turn-by-turn driving directions that plot your route. It even includes real time traffic updates to help consumers avoid trouble spots.

•  Rich, highly personalizable content from thousands of sources to keep consumers connected - The current headlines and breaking news ticker keep consumers connected to the news, sports, entertainment and finance news that matters to them. It also includes a “command center” where consumers can access more articles, use watchlists to track topics of interest, from sports teams to stocks to celebrities, or add new content from any almost any of the millions of sources on the Web that publish in RSS.

•  Photo sharing to keep consumers connected to their community - Full integration of Flickr(TM), one of the Web’s most innovative and prolific photo-sharing communities, makes it easy for consumers to upload and manage images from their camera phone. Consumers can also easily share photos, view their friends’ pictures and explore or search the millions of images posted by the Flickr community.

•  Streamlined e-mail keeps consumers in sync - The streamlined e-mail interface allows consumers to quickly respond to, delete or compose new messages or view attachments with a single click. Advanced search capabilities allow consumers to locate important e-mail easily by searching in the subject line, the body of a message or an attachment.

Intuitive and easy-to use, the Nokia Series 40 platform enables a broad range of applications and features, including messaging, browsing, music and video as well as personal information management. Consumers around the world can get more information on or download Yahoo! Go for Mobile 2.0 beginning today by visiting http://mobile.yahoo.com/go.

About Yahoo!

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo!’s mission is to connect people to their passions, their communities, and the world’s knowledge. Yahoo! is headquartered in Sunnyvale, California.

Yahoo! and the Yahoo! logos are trademarks and/or registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Yahoo!

Nicole Leverich

Tel. +1 408 349 5583

E-mail: nicolewl@yahoo-inc.com

Fleishman-Hillard for Yahoo! Inc.

John Reseburg

Tel. +1 415 318 4117

E-mail: reseburj@fleishman.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 08, 2007

Nokia 6131 NFC phone taps into mobile payment, ticketing and local sharing

NFC-enabled Nokia 6131 NFC handset can “touch to connect” to a wide range of services

Las Vegas, USA - Today at the 40th annual Consumer Electronics Show, attendees are displaying credentials to enter the show floor where they are busy swapping business cards, collecting product brochures and buying coffee to keep going through the endless rows of company exhibits. Simultaneously, Nokia (NYSE: NOK) is announcing the world’s first fully integrated, commercial NFC handset, the Nokia 6131 NFC phone, which will soon allow all of these activities and more to be performed with the simple tap of a phone.

Featuring the same slim folding lines and outstanding features, the Nokia 6131 NFC handset includes Near Field Communications (NFC) technology to enable information sharing, service initiation and payment & ticketing capability with one tap of the device. Used in much the same way as existing contactless cards and keytags to allow access and make small payments, the addition of NFC technology to a full featured mobile device adds an entirely new level of capability by leveraging the phone’s computing power, wireless Internet access and user interface.

“At CES there are dozens of potential use cases for the Nokia 6131 NFC phone. Instead of carrying a badge for entry, a tap of my phone could authorize my admittance to the exhibition, access to product information could be achieved by touching my phone on a product display, making carrying brochures around the show floor obsolete, and instead of heading to the ATM machine on a daily basis, coffee, sodas and hot dogs could be purchased using an NFC-enabled phone,” said Juha Kokkonen, director of Mobile Experiences for Nokia’s Mobile Phones business. “In a trade show environment like CES, one of my favorite applications is using NFC-enabled business cards. Instead of going home with a pocket full of cards that I have to scan or hand type into my computer, I can simply touch the card, and I have all of the contact information right in my phone.”

Unlike a simple card or keytag, which only allows for one-way communication, an NFC-enabled mobile phone allows users to realize the benefits of a fully interactive experience.  For example, touching an NFC-enabled advertising poster or informational kiosk can automatically link the user to interactive Internet based information, open an audio file, or download new content directly to the handset. Additionally, an extra layer of security is enabled when making contactless payments since the handset can be set to allow payment information only when the user expressly authorizes the transaction via a password, unlike a card or tag, which can be used by whoever has it in their possession.

Along with its NFC features, the Nokia 6131 NFC phone includes an extensive set of today’s most wanted wireless features. A built-in digital music player with microSD card support and FM stereo radio allow customers to enjoy their favorite music on the go. A 1.3 megapixel camera, featuring a dedicated camera button and 8x digital zoom makes it easy to capture and share images. Bluetooth wireless technology enables easy connection to a wide selection of Nokia enhancements and PC’s or even the ability to go handsfree in compatible automobiles.

The Nokia 6131 NFC phone is expected to be available in select markets during the 1st quarter of 2007 for approximately $340 (260 Euros) before taxes and subsidies.

Notes to editors:

Related photos in print quality can be found at www.nokia.com/press > photos

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, Emerging Business Unit

Communications

Tel. +358 7180 45792

www.nokia.com

PRESS RELEASE

January 08, 2007

Nokia and Six Apart’s Vox Make Creating and Sharing Content a Snap with Nokia Nseries Multimedia Computers

Video sharing, photo sharing and blog posting directly from your mobile device

Las Vegas, USA - Nokia, the world leader in mobile communications, and Six Apart, the world leader in blogging, today announced cooperation to bring Vox (www.vox.com), a free personal blogging service to the Nokia Nseries multimedia computer product range. The two companies will make it easy for people to upload video and photos, and update their blogs directly from their compatible Nokia Nseries devices to the Vox blogging service. The cooperation is an important step in making Web 2.0 mobile and enabling people to create and share their experiences with friends and family on the go. The Nokia N93i, also announced today, is the first product to include the integrated Vox service.

“Supported by megapixel cameras and high quality video capture, Nokia Nseries multimedia computers have become true life recorders. People want to share their discoveries instantly with friends and family and Vox is a perfect service to share your videos and photos,” said Mikko Pilkama, director of Multimedia Experiences, Nokia. “We want to make sure that Nokia Nseries offers the best possible way for people to participate in Web 2.0 communities when they’re mobile. Nokia and Six Apart are making it easy for people to connect and share their photos, videos and life experiences without being tied to a PC.”

“We’ve always believed that mobile phones will have a huge impact on blogging, and we’re pleased that Nokia shares this vision,” said Six Apart co-founder and president Mena Trott. “People will be able to capture life’s spontaneous moments by video or camera quickly and easily, and share them with friends and family. Together, Nokia and Six Apart are bringing the best on-the-go blogging experience to millions of Nokia Nseries users around the world.”

Vox is a free personal blogging service for sharing experiences with friends and family. Vox’s rich privacy filters give members granular control over who views their stories, photos, videos or audio. Members can easily set any of five levels of privacy on any piece of content they share on Vox.

Vox offers rich media integration, including the ability to insert video, photos and web content into posts by connecting with popular web services people already use such as Amazon.com, YouTube, Flickr, Photobucket, iStockphoto, and iFilm. Generous storage - two gigabytes total uploads per month and three gigabytes for Nokia Nseries users - assures members that they never have to worry about deleting an important memory.

Doing all this from a Nokia Nseries device is easy. After registering with Vox (www.vox.com/nokia) and setting up account information in the device, Vox members are able to upload videos and full size photos to Vox directly from the camera or Image Gallery application*. The first device shipping with Vox settings will be the Nokia N93i, and existing users of Nokia Nseries multimedia computers can download the settings file from www.vox.com/nokia for the following models: Nokia N70 Music Edition, N72, N73, N73 Music Edition, N80 Internet Edition, N93, N93i, and N95.

In 2006, Nokia sold around 140 million camera phones, making it the world’s largest manufacturer of digital cameras. The most important camera that you can have is the one that is with you when you need to capture a moment you want to preserve. Having a connected camera in your pocket provides a unique ability to instantly capture and share your experiences without having to transfer pictures to a computer.

*To check the cost of data transfer services, contact your network operator or service provider.

Notes to editors:

For more information about Nokia Nseries and Vox, visit www.vox.com/nokia

Related photos in print quality can be found at www.nokia.com/press >photos

For broadcast quality video material, go to www.nokia.com/press/broadcastroom to preview and request a video

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Six Apart

Six Apart Ltd. provides award-winning blogging software and services that change the way millions of individuals, organizations, and corporations connect and communicate across the world every day. Founded in 2002 by husband-and-wife team Ben Trott and Mena G. Trott, Six Apart has grown into a global company with its headquarters in San Francisco, CA, and offices in Europe and Japan. The company continues to lead in the blogging and social media industry with the Movable Type publishing platform, the TypePad hosted blogging service, LiveJournal, an online community organized around personal journals, and Vox, a free blogging service for friends and families. For more information visit the Six Apart corporate web site at http://www.sixapart.com/.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

E-mail: press.office@nokia.com

Six Apart

Kimberly Conley

Office: +1 415 344 0056, extension 170

Mobile: +1 415 359 7946

E-mail: kimberly@sixapart.com

Jane Anderson

Office: +1 415 344 0056, extension 107

Mobile: +1 650 440 0450

E-mail: jane@sixapart.com

www.nokia.com

PRESS RELEASE

January 08, 2007

Unleash your story in video with the Nokia N93i

Nokia N93i is about easy capturing, reliving and sharing of memories and experiences regardless of time or place

Las Vegas, USA - Nokia today introduced the Nokia N93i, a compact and stylish digital camcorder and multimedia computer in one. Boasting a host of advanced features - from DVD-like quality video capture to direct video uploads - the Nokia N93i enables you to record great quality video wherever and whenever you feel inspired.

“With devices such as the Nokia N93i, we believe that video can become a similar kind of mass market phenomenon as mobile photography has become,” said Satu Ehrnrooth, head of Nokia Nseries Cameras Category, Multimedia, Nokia. “The slim and beautiful Nokia N93i is the ideal device for user-created video content, as it is a connected digital camcorder that is always with you. You can even instantly upload video clips in their original size directly from the device to online blogs or video communities. With the Nokia N93i, sharing your stories is now as easy as recording and viewing them.”

Life. Camera. Action.

You can shoot DVD-like quality videos with the Nokia N93i thanks to its MPEG-4 VGA video capture at up to 30 frames per second, stereo audio recording and digital stabilization. The Nokia N93i also boasts a 3.2 megapixel (2048 x 1536 pixels) camera with Carl Zeiss optics, 3x optical zoom, autofocus and close-up mode. With the 1 GB miniSD card included in the standard Nokia N93i sales pack, you can capture up to 45 minutes of DVD-like quality video or up to 1250 high-quality photos.

Shooting is now more stylish.  And more simple.

With its slim and compact design, the Nokia N93i is now even easier to slip into your pocket. It also has a new metallic finish keymat and a mirror effect cover. The 2.4” main display of up to 16 million colors has a 160° viewing angle, the easy-to-use joystick provides smooth video control and there are dedicated camera keys to capture images, switch shooting mode and operate the flash quickly and easily.

Every story needs an audience. Find yours online.

Integrated into the Nokia N93i is a new personal video and photo blogging service called Vox* with privacy features that let you share stories and thoughts instantly with your friends, family, neighborhood or the entire world. Select your video or photos in the gallery of your Nokia N93i and upload them directly from your device to Vox in their original size.

Getting the shot is just the beginning.

Once you’ve finished filming, shape your story while it’s still on the Nokia N93i with the on-device editing capabilities. For advanced editing, the standard Nokia N93i sales pack comes bundled with Adobe Premiere Elements 3.0 software, enabling you to create professional quality movies on your compatible PC. These videos can then be transferred back to your multimedia computer or burned to DVDs.

Create your own prime time viewing.

Get the popcorn out and have a communal screening of your very own blockbuster or latest photos. Simply connect the Nokia N93i to a compatible TV with the supplied video-out connectivity cable, dim the lights and enjoy the show. Or if you prefer the wireless route, use the integrated wireless LAN (WLAN) technology to connect to a compatible UPnP (Universal Plug and Play) enabled device.

Much more than just movies.

The Nokia N93i is far more than just a digital camcorder - work or play, it delivers just what you need. Designed to work on WLAN, 3G (WCDMA 2100 MHz), EDGE and GSM (900/1800/1900 MHz) networks, the Nokia N93i provides mobile broadband internet access for browsing, uploading content, and sending and receiving emails, allowing you to stay connected on the move. You can also keep yourself entertained with MP3 music, podcasts, stereo FM radio or mobile TV video streaming**.

Slimmer and more compact in design, the Nokia N93i follows on from the success of the Nokia N93, which has received numerous awards and accolades, including ‘European Media Phone of the Year 2006-2007’ by the European Imaging and Sound Association (EISA), ‘Innovation of the Year 2006’ by Digital Video as well as ‘Editor’s Choice 2006’ award by American Photo, to name just a few.

The Nokia N93i, which is based on S60 3rd Edition software on Symbian OS, is expected to start shipping in volumes during the first quarter of 2007 with an estimated, pre-tax, unsubsidized sales price of approximately 600 euros.

*The availability of Vox may vary according to your country or sales area, and the service may be available in a limited number of languages.

**To check the availability and cost of the service, contact your network operator or service provider.

Notes to editors:

A full list of Nokia N93i features is available at www.nseries.com/n93i

For more information about Nokia Nseries and Vox, visit www.vox.com/nokia

Please visit the Nokia CES 2007 website for more information at www.nseries.com/ces

Related photos in print quality can be found at www.nokia.com/press >photos

For broadcast quality video material, go to www.nokia.com/press/broadcastroom to preview and request a video

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

January 08, 2007

Skype and Nokia to develop novel Internet-calling experience

Las Vegas, USA - At the CES conference in Las Vegas today, Skype and Nokia announced a collaboration to develop a new mobile Skype(TM) experience on the Nokia N800 Internet Tablet, introduced earlier today.

The collaboration builds on the familiarity and richness of desktop Skype and makes it mobile. The Nokia N800’s small size and easy wireless connectivity frees Skype users from their desktop, allowing Skype conversations to take place anywhere, as long as there is an available wireless Internet connection. Packed with features such as Wi-Fi and Bluetooth phone connectivity, hands-free properties, webcam, media support and messenger keyboard, the Nokia N800 makes Skype conversations captivating experience at home, at work and on the move.

“Skype is the recognized leader of Internet communications with over 136 million registered users worldwide,” said Ari Virtanen, Vice President, Convergence Products, Nokia. “Nokia’s new N800 Internet Tablet is designed for mobile Internet. Together, we can develop communications devices beyond expectations.”

“Skype is very happy to be partnering with Nokia,” said Eric Lagier, Director, Business Development, Hardware and Mobile, at Skype. “Working with the leading mobile-handset manufacturer puts us in a unique position to get Skype to the mobile masses.  With the introduction of the Nokia N800, we are positioning Skype as the centerpiece of Internet conversations on this WiFi-centric device. The Nokia N800 is an excellent platform for taking Skype conversations beyond the PC.”

The first implementation on the Nokia N800 is expected to be made available for download by the end of first half of 2007.

About Skype

Skype is the world’s fastest-growing Internet communication offering, allowing unlimited free voice, video and instant messaging communication between users of Skype software.  With over 136 million registered users, Skype is available in 28 languages and is used in almost every country around the world. Skype generates revenue through its premium offerings such as making and receiving calls to and from landline and mobile phones, voicemail, call forwarding and personalization including ringtones and avatars. Skype also has relationships with a growing network of hardware and software providers.

Skype is an eBay company (NASDAQ: EBAY). To learn more visit skype.com.

Skype is not a replacement for your ordinary telephone and cannot be used for emergency calling.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45725

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 08, 2007

Take the internet to new places - the Nokia N800 Internet Tablet

Easy connectivity and wide screen display offer the industry best internet experience in a mobile device

Las Vegas, USA - At the CES conference in Las Vegas today, Nokia introduced its next generation widescreen Nokia Nseries multimedia computer, the Nokia N800 Internet Tablet. The sleek Nokia N800 combines a truly personal Internet experience with easy wireless connections, high resolution display and support for a wide variety of Internet applications. The Nokia N800 Internet Tablet has been optimized for enjoying the familiar Web experience anytime, anywhere.

The Nokia N800 is built to be constantly in use. Internet calling, instant messaging and email keep you in touch with friends and family. With stereo audio, media support and new ergonomic design the Nokia N800 Internet Tablet is a portable Internet entertainment device; you will enjoy streamed or downloaded content free away from fixed location.

Building on the success of the Nokia 770 Internet Tablet, the Nokia N800 introduces faster performance, full screen finger qwerty keyboard, easier continuous connections through Wi-Fi or via Bluetooth phone, integrated web camera as well as a new elegant design.

“As the Internet becomes an ever more integral part of daily life, Nokia N800 has been designed to offer quick and convenient access to your favorite Internet services regardless of location,” said Ari Virtanen, Vice President, Convergence Products, Multimedia, Nokia. “The Nokia N800 takes our offering to the next level combining speed, performance and mobility into a stylish, compact design.”

At the CES show, Nokia is demonstrating several captivating features that can be experienced soon with Nokia N800. These include Internet enhanced navigation with Navicore software, calling and messaging with a number of popular services as well as the RealNetworks’ Rhapsody music service. Nokia also announced a development cooperation with Skype on Internet Telephony that will allow Skype users to make Internet calls from their Nokia N800.

Like its predecessor, the Nokia N800 Internet Tablet is based on Nokia’s desktop Linux based Operating System. The Maemo development platform was launched in 2005 to provide Open Source developers with the tools and opportunities to create innovative applications for use on Nokia’s Internet Tablets. Users of the Nokia N800 will be able to benefit from a wide range of third party applications.

The Nokia N800 is commercially available immediatelly in the United States and in selected markets in Europe at estimated retail price of 399 EUR/USD (excluding local taxes).

Notes to editors:

A full list of Nokia N800 features is available at www.nseries.com/n800

Please visit the Nokia CES 2007 website for more information at www.nseries.com/ces

Related photos in print quality can be found at www.nokia.com/press >photos

For broadcast quality video material, go to www.nokia.com/press/broadcastroom to preview and request a video

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

January 08, 2007

Nokia Nseries gets trimmer in 2007 with the Nokia N76

New device combines a beautiful fold design with quick cover keys to bring substance to style.

Las Vegas, USA - Nokia today introduced a trimmer fold model to its Nokia Nseries line up, the Nokia N76, a new multimedia computer that brings the complete Nokia Nseries experience to a sleeker body, with little compromise. With the Nokia N76 multimedia computer, technology and design come together to create a revolution in design for a multimedia computer. Using premium materials to enclose world-class Nokia Nseries features and experiences, Nokia has created a very eye-catching device.

“We did not want to compromise any of the key Nokia Nseries experiences when we designed the stylish Nokia N76 multimedia computer,” said Pekka Pohjakallio, vice-president, Multimedia, Nokia. He continued, “Nokia Nseries consumers are bleeding edge technology users and with them in mind we want to offer intelligent and entertaining multimedia functionality in an easy to use, ultra slim package.”

The Nokia N76 is a perfect blend of style and substance. This latest addition to the Nokia Nseries portfolio brings a wide range of multimedia experiences to consumers, enabling them to create, consume and connect, using music, videos, images and the internet.

Musical talent

Nokia Nseries music fans will appreciate the dedicated quick cover keys on the Nokia N76, which let you quickly and easily control the device’s music features from the outside of the folded device, for instant tunes wherever you are.  Holding up to 1500* tracks the Nokia N76 works with industry standard 3.5 mm headphones and supports the popular Windows Media  DRM for optimal use.

Surf in style

Viewing the 2.4”, up to 16 million color screen in landscape mode brings a familiar feel to surfing the web on a mobile. Navigate web pages quickly and easily with the Nokia Web Browser with Mini Map and enjoy easy access to popular internet services like Flickr and Amazon for searching, shopping or sharing.

With Nokia Mobile Search local services, restaurants, bars, shops or just about anything else you want are just where you need them, in the palm of your hand. You can then locate them using online maps or simply click to call them. It’s that easy.

Ready for your close up?

See a shot you want? Grab your Nokia N76 and using the dedicated quick cover keys, you can snap that unexpected moment without having to open up the device. Feel like sharing?  Then upload it to a compatible photo sharing community, like Flickr.

Use the 2.0 megapixel (1600 x 1200 pixels) camera to capture, zoom and review pictures on the large 2.4” display, then edit either on the go or transfer them to a compatible PC and even get creative with Adobe Photoshop Album Starter Edition.

Get personal

Use the Download! application to see what new services and software are available for your multimedia computer, as well as keeping other selected applications current on your Nokia N76. With up to 2GB of expandable memory** you can shape your multimedia computer to suit the way you live your life.

The Nokia N76, which is based on S60 3rd Edition software on Symbian OS, is expected to start shipping in volumes during the first quarter of 2007 with an estimated, pre-tax, unsubsidized sales price of approximately 390 euros.

* Capacity based on using optional 2Gb microSD card, 3:45 per song and 48kbps eAAC+ (M4A) encoding on the Nokia Music Manager. Capacity with 128Kbps AAC encoding is up to 250 songs.

** The memory capacity of the memory card in the sales package may vary depending on the market and/or your network operator/service provider.

Notes to editors:

A full list of Nokia N76 features is available at www.nseries.com/n76

Please visit the Nokia Nseries CES 2007 website for more information at www.nseries.com/ces

Related photos in print quality can be found at www.nokia.com/press >photos

For broadcast quality video material, go to www.nokia.com/press/broadcastroom to preview and request a video

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

January 08, 2007

Nokia Shares Vision of Convergence with New Internet Collaborations, New Products at CES 2007

Las Vegas, USA - Nokia President and CEO Olli-Pekka Kallasvuo will share the company’s vision of how simplifying and converging mobility and the Internet with connected multimedia devices is making it possible to create, consume and share our experiences when and where we want.

Speaking at the 2007 International Consumer Electronics Show (CES), Mr. Kallasvuo said “Mobility will be at the core of how the Internet evolves, where people can have access to the people, content and information they want from wherever they are. In emerging markets, we see that more people are accessing the Internet for the first time via their mobile device rather than on a PC and we aim to be at the forefront of making that happen.”

“Single purpose devices are becoming less attractive,” continued Mr. Kallasvuo. “And the converged devices taking their place are increasingly powerful and easy to use.” Reaching 90 million units in 2006 and expected to reach 250 million units in 2008, the market for converged devices is the fastest growing segment of consumer electronics. In this market, Nokia is the world’s largest manufacturer, selling close to 40 million converged devices in 2006.

“Nokia brings the value added of mobility and connectivity to convergence - enabling people to take their content and Internet services with them,” said Mr. Kallasvuo. He also shared his excitement regarding Nokia’s cooperation with Sprint Nextel in bringing WiMaX and open internet based services and mobile devices to the pockets of US consumers in 2008.

Mr. Kallasvuo highlighted Nokia’s market strength and consumer base. “More than 850 million people have a Nokia mobile phone in their hands. No other consumer electronics company in the world has ever had such a customer base.” In 2006, Nokia was the world’s largest camera manufacturer with approximately 140 million cameras sold as well as close to 70 million music enabled devices, making Nokia the world’s largest manufacturer of music devices as well.

Speaking to the importance of usability and product design, Mr. Kallasvuo showcased the Nokia N76 multimedia computer, an ultraslim combination of premium materials and technology. “Ultimately, convergence has to mean convenience with little compromise. With the Nokia N76, we’ve been able to offer people a beautifully designed product that outperforms the competition while being easy to use,” he explained.

Mr. Kallasvuo will announce agreements with leading Internet companies, helping them to take their brands and content mobile. Nokia announced integrated support for Vox, a free personal blogging service from Six Apart, with the newly announced Nokia N93i multimedia computer. Nokia and Skype announced a collaboration to develop a new mobile Skype experience on the Nokia N800 Internet Tablet. Nokia and Yahoo! announced the availability of Yahoo! Go services, including address book synchronization, mobile voice instant messaging, automatic photo uploading and Yahoo! Mail support for Nokia’s broad range of Series 40 based mobile phones.

In addition, Mr. Kallasvuo presented the Nokia N800 Internet Tablet and the Nokia 6131 NFC handset which integrates Near Field Communications (NFC) technology to enable information sharing, service initiation and payment & ticketing capability, all activated with just one tap of the device.

Notes to editors:

Please visit the Nokia CES 2007 website for more information at www.nseries.com/ces

Related photos in print quality can be found at www.nokia.com/press > photos

For broadcast quality video material, go to www.nokia.com/press/broadcastroom to preview and request a video

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

January 09, 2007

AinaCom picks Nokia’s business communication solution for its fixed mobile convergence offering to enterprises

Espoo, Finland - Nokia and AinaCom, a Finnish regional operator, have sealed a deal to provide an operator hosted solution for convergent business voice services.  The Nokia Business Communication solution enables AinaCom to offer enterprise users the same rich voice services on any device, over any access.

“Enterprises need to solve the challenge of combining mobility with the emergence of Voice over Internet technology.  The Nokia solution provides us with a cost-effective way to meet that challenge,” says Kari Tavisalo, Director of Networks and Service Production, AinaCom.

“The Nokia Business Communication solution has been designed to meet the strictest requirements for business voice services,” says Sakari Kotola, Director, FMC Marketing, Networks, Nokia.  “In particular, our focus lies on providing hosted business voice services that free enterprises to outsource their PBX system, either partly or completely, to AinaCom.”

Nokia’s Business Communication solution provides seamless enterprise services for SIP fixed/mobile phones, as well as for circuit switched 2G/3G mobiles.  Nokia’s solution provides PBX-like call handling features for personal users and enterprise groups, including attendant services, virtual private numbering, call diversion, multiparty calls, call transfer, call hold, voicemail integration, and hunt groups.  Nokia will also provide self-administration and provisioning tools for enterprises, as well as integration with AinaCom’s existing PBX solutions.

Nokia is creating seamless personalized user experiences in converging networks thanks to the Nokia Business Communication solution, the Nokia VoIP Server, mobile softswitching and — since its first commercial deployment in June 2005 —the world’s most widely used IMS solution for fixed and mobile.

About Aina Group

Aina Group specializes in consumer and business communication solutions with two business areas: media and ICT. Hämeen Sanomat Oy and its subsidiaries are specialized in media and AinaCom Oyj  practises ICT business. In 2005, Group sales totalled EUR 64,2 million. The Group has almost 700 employees. The parent company of the Group is Aina Group Oyj. www.ainagroup.fi.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

AinaCom Oyj

Kari Tavisalo, Director, Networks and Service Production

Tel. +358 40 868 4204

E-mail: kari.tavisalo@aina.fi

www.ainagroup.fi

Nokia, Networks

Communications

Tel. + 358 (0) 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 11, 2007

Nokia N73 (SoftBank 705NK) now starts shipping to SoftBank Mobile in Japan

Available in three colors - deep plum, light sand, and a new addition, metallic red

Espoo, Finland - Nokia today announced that it has started deliveries of Nokia N73 to SoftBank Mobile Corporation in Japan. Nokia N73 has been customized for SoftBank, and will be released by SoftBank under the name of Nokia N73 (SoftBank 705NK) from January 13. It will be available in three colors - deep plum, light sand, and newly added color, metallic red.

The Nokia N73 (SoftBank 705NK) is a 3G (W-CDMA) (*1) multimedia computer handset with an emphasis on ease of use - like a digital camera - and high picture quality. It enables users to take photo intuitively with excellent quality. It is easy to share with your friends the images you take. This product broadens the creativity of the users under the concept of “Give wings to imagination”. This is the first mobile device in Japan to feature 3.2 megapixel camera with world-leading manufacturer Carl Zeiss optics which enables users to take photos of important moments. Moreover, users can take pictures intuitively, simply by sliding the lens cover on the back, holding the handset sideways and pressing the dedicated shutter button like a digital camera. In addition, users can e-mail pictures straight from the camera display, and connect directly to a home printer which support PictBridge, this handset makes it easy to share your favorite shots with friends and family.

This handset is a Nseries product a sub brand of Nokia; it is the second Nseries model to be released in Japan.

Detailed information about Nokia N73 (SoftBank 705NK)’s features can be found on Softbank Mobile’s website, www.softbankmobile.co.jp and Nokia Japan’s website, www.nokia.co.jp.

(*1) The Nokia N73 (SoftBank 705NK)  supports communication methods used in Europe, the Asia-Pacific region (not including Japan and South Korea), Africa and the US (GSM900/1800/1900), as well as W-CDMA which is a third generation communication method that can be used in Japan as well as other locations. For details of the area covered by each system, please ask SoftBank Mobile Corporation.

* Nokia, Nokia Connecting People, Nseries and N73 are the trademark or registered trademark of Nokia Corporation. Capabilities and services depend on the compatibility of networks with the devices used, as well as the format of supported content. For details, please see Nokia product manuals.

* The rights to all trademarks and registered trademarks revert to their respective owners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia, APAC

Communications

Tel. +65 6723 2439 / +65 6723 1810

Nokia, Japan

Communications

Tel. +81 3 5759 7459

www.nokia.com

www.nseries.com

PRESS RELEASE

January 16, 2007

Nokia Intellisync Wireless Email available for Sony Ericsson M600 and P990

New York, NY - Nokia (NYSE:NOK), a world leader in mobile communications, today announced an extension of its relationship with Sony Ericsson, bringing Nokia Intellisync Wireless Email to two additional Sony Ericsson devices, the M600 and P990. Nokia Intellisync Wireless Email allows mobile professionals to enjoy a fully synchronized, real-time email, calendar and contacts experience on their mobile devices. The solution is available immediately.

“With the addition of Nokia Intellisync Wireless Email on our devices, we’re providing more customers greater flexibility and choice for meeting their mobile needs,” said Rikko Sakaguchi, SVP & Head of Portfolio and Platform Planning for Sony Ericsson. “Nokia’s enterprise-strength mobile solutions let customers simplify their business and personal lives with the increased mobility offered by an all-in-one device from us.”

Nokia Intellisync Wireless Email provides comprehensive wireless communications capabilities for virtually any device built on any platform. In addition, Nokia now enables operators and enterprises to deliver advanced wireless communications services including wireless email, synchronization for calendars, contacts, files, data and applications, and highly secure device management software for Sony Ericsson users.

“This announcement reinforces Nokia’s commitment in delivering enterprise-grade mobile software across the broadest range of devices in the market,” said Scott Cooper, vice president, Mobility Solutions, Nokia. “Nokia is happy to extend the value derived from intelligent mobility solutions to users of these Sony Ericsson devices.”

The Sony Ericsson P990 smartphone is a Wi-Fi enabled UMTS device that boasts a 2.0 megapixel camera with autofocus and a full QWERTY keyboard beneath the flip-down alpha-numeric keypad for fast text input. The M600 is also a 3G phone, based again on the Symbian operating system, and optimized for wireless email with a dual function keyboard & large 2.6” colour touchscreen.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

January 18, 2007

Nokia to publish fourth quarter and annual results 2006 on January 25, 2007

Espoo, Finland - Nokia will publish its fourth quarter and annual results 2006 on Thursday, January 25, 2007 at approximately 12 noon Helsinki time (CET+1). The press release will be available on the Nokia website immediately after publishing.

Nokia is pleased to invite the media to attend a press conference at 1 pm Helsinki time at Nokia House, Keilalahdentie 4, Espoo, Finland, where a summary of the results with a commentary on the company’s progress to date will be presented.  A live webcast of the press conference will be also available at www.nokia.com/press.

Nokia’s analyst conference call will begin at 3 pm Helsinki time. A live webcast of the conference call will be available at www.nokia.com/investor. Media representatives wishing to listen may call + 1 706 634 5012, conference ID 4868360.

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PRESS RELEASE

January 22, 2007

More than 750 Companies Join Nokia for Business Channel Program to Deliver Business Mobility

Multiple technology tracks selected by more than 40 percent of participants

White Plains, NY, USA - Nokia (NYSE:NOK), a world leader in mobile communications, announced today that more than 750 mobility, business voice and security companies worldwide have joined the Nokia for Business Channel Program since its introduction just three months ago. Representing the industry’s most complete ecosystem for delivering open mobility solutions to businesses, this multichannel distribution network is key to serving business customers through both operator and IT channels - the preferred and trusted channel of businesses.

“Enterprise mobility is clearly the next wave of IT investment for many businesses, but evaluating the benefits of various mobility solutions and selecting the best strategy can be a challenge,” said John Mason, vice president of global channels and operators for the enterprise solutions division of Nokia. “Businesses of all sizes are turning to experts they can trust for help in implementing holistic solutions that bring real business value. By providing our channel partners with in-depth training and financial support, we can accelerate and simplify the deployment of mobility solutions for business customers so they can realize the benefits of a truly mobile organization.”

“By bringing together an ecosystem of companies, Nokia is helping to lead the industry to the next phase of business mobility,” said Yankee Group Vice President, Enterprise Applications and Mobile Solutions, Eugene Signorini. “Through the Nokia for Business Channel Program, Nokia is empowering resellers to meet the needs of business customers, tapping into the growth opportunity of enterprise mobility.”

Expanding expertise with multi-track participation

The Nokia for Business Channel Program is designed to give channel partners the opportunity, resources and financial support to leverage their core expertise while also broadening their skills to include additional Nokia for Business solutions. Indeed, both new and existing partners are attracted to the growth potential of business mobility and are naturally looking to partner with Nokia, the worldwide leader in mobile communications. Among the more than 750 participating companies, more than 40 percent are enrolled in two or more technology tracks, indicating a desire to offer complete mobility solutions. Many, like U.S.-based FishNet Security, were participants of the previous Nokia channel program and have now opted to expand their expertise and maximize their business opportunity.

“FishNet Security has been a partner of Nokia for many years, and we are excited about the changes in the new Nokia for Business Channel Program,” said Gary Fish, CEO, FishNet Security. “It affords us the opportunity to leverage our organization’s national security reach, to provide best-of-breed security solutions, while also opening up additional products and services to provide to our clients in the area of mobility solutions.”

Partner roster strong worldwide

Nokia for Business Channel Program participants span the globe, giving business customers access to 30,000 technical support experts and more than 50,000 salespeople in more than 140 countries. The program has more than 400 registered channel partners in EMEA, more than 225 in the Americas and more than 125 in Asia-Pacific and Greater China.

Empowering partners with online resources

To support the kick-off of the Nokia for Business Channel Program, which went live January 1, Nokia also launched this month the Nokia for Business Partner Center, a one-stop online portal that provides detailed information so that partners can fine tune their business plans throughout the year. Portions of Partner Center are powered by Salesforce.com, providing partners with a sophisticated, up-to-the-minute dashboard on their program requirements and benefits, including the status of Market Development Funds, customer leads, technical and sales certification, training accreditation levels, and financial benefits. Through Partner Center, accredited partners can also access marketing tools, training, product information and support.

“The Enterprise Solutions division at Nokia is truly leading the industry in building a channel ecosystem for business mobility,” said Marc Benioff, chairman and CEO of Salesforce.com. “The new Partner Center portal is a first, combining the rich functionality of Salesforce.com’s PRM platform with the new Nokia for Business Channel Program, giving partners simple, up-to-the-minute access to the information and sales leads they need to be successful.”

Nokia also launched its Partner Locator, an online tool available at www.nokiaforbusiness.com/partnerlocator , making it easy for end customers to find qualified business mobility channel partners. The tool gives customers access to Nokia for Business Channel Partners’ credentials and contact information based on a geographic search.

The Nokia for Business Channel Program remains open for enrollment. Detailed program information and registration details are available online at www.nokiaforbusiness.com/channel.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia Industry Analyst Relations

Tel. +1 914 368 0511

Email: industry.analyst@nokia.com

www.nokia.com

PRESS RELEASE

January 22, 2007

Nokia’s press conference on January 25 to start at 1.30 pm Helsinki time (CET+1)

Espoo, Finland - The press conference where a summary of the Nokia results for the fourth quarter of 2006 and full year 2006 are discussed will start at 1.30 pm Helsinki time (CET+1), instead of the previously announced 1 pm Helsinki time. The press conference is held at Nokia House, Keilalahdentie 4, Espoo. A live webcast of the press conference will be also available at www.nokia.com/press.

As announced before, Nokia will publish its 2006 fourth quarter and annual results on Thursday, January 25, 2007 at approximately 12 noon Helsinki time. Nokia’s analyst conference call will begin at 3 pm Helsinki time. A live webcast of the analyst conference call will be available at www.nokia.com/investor. Media representatives wishing to listen may call +1 706 634 5012, conference ID 4868360.

Media Enquiries:

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E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 24, 2007

Mobile communication is revolutionizing economic and social development in rural India

New Delhi, India - Mobile communication is revolutionizing economic and social life in rural India, spawning a wave of local entrepreneurs and creating greater access to social services according to a new study by The Center for Knowledge Societies (CKS) commissioned by Nokia. The research identifies seven major service sectors including transport, finance and healthcare that could be radically transformed through mobile technologies.

Mobile phone ownership in India is growing rapidly, six million new mobile subscriptions are added each month and one in five Indian’s will own a phone by the end of 2007.  By the end of 2008, three quarters of India’s population will be covered by a mobile network. Many of these new “mobile citizens” live in poorer and more rural areas with scarce infrastructure and facilities, high illiteracy levels, low PC and internet penetration. The study looks at how their new mobility could be used to bridge the growing economic and social digital divide between rural and urban areas.

Veli Sundback, Executive Vice President, Corporate Relations and Responsibility, at Nokia, said, “Mobile phone ownership in India is growing at a phenomenal pace. This new found mobility undoubtedly has the potential to make a major contribution to socio-economic development, and we recognise the responsibility we have to play a key role in achieving this. This report builds on the work Nokia has been doing in developing markets like India for several years to understand how we can deliver on our goal of making universal access to technology and the associated benefits a reality.”

Dr. Aditya Dev Sood, the report author highlights how many new adopters of mobile phones have found their incomes rise, he explained these findings as the increased productivity made possible through mobile communications. “While mobile phones are widely seen merely as a communications medium, they should really be seen as a new and essential form of infrastructure that will transform a host of other service sectors in rural economies around the world,” he said.

The report identifies seven service areas that could be transformed for rural communities by mobile communications.

•              Transport - Finding cost-effective, reliable, and safe ways to transport goods and services to market is a major problem for small businesses in rural communities. Public transport is not available in 45% of villages in India, and only 1% of Indian households own a vehicle.  Mobile communication could be used to create and co-ordinate car sharing schemes amongst villages, and provide real-time information about public transport services and the ability to make request stops.

•              Micro-commerce - Small businesses in rural areas often have to travel significant distances to markets or other places they can distribute their goods, and cannot make arrangements in advance with buyers or other sellers. Mobile phones could significantly change the logistical issues faced by rural traders and home entrepreneurs, by affording mobile-based ordering systems, delivery requests, and the ability to make more reliable and advance arrangements with business partners or clients.

•              Finance - Mobile phones are already being used in rural areas as a tool for financial transactions by swapping airtime for goods and services. The study encourages mobile networks and financial services institutions to work together to test and develop new financial services in this area and address how people can transfer these credits into cash.

•              Healthcare - New mobile services in this area could better connect rural communities, creating networks to share and discuss health information and advice.

•              Governance - Accessing information about public services remains a major challenge for many rural communities. Mobile phones provide a new platform through which rural communities will be able to access government information and services, using text, data, and audio browsing techniques.

•              Education -The study looks at a range of educational services that could be provided via mobiles to children in remote villages and communities, particularly where PCs or connections to the internet are not available. Mobile phones could serve as an essential means for children to become connected to one another for educational and peer-learning activities. These are particularly important for communities that are either nomadic or transitional on account of displacements due to a natural disaster or for other reasons.

•              Infotainment - While the mainstream entertainment industry is already well aware of the emerging potential of mobile media, there are also many opportunities for local, peer-to-peer content to be created and distributed, affording new cultural and economic opportunities to rural communities.

The research is based on detailed ethnography and participant observation among communities living in three rural areas of India - Badaun in the state of Uttar Pradesh, Satara in the state of Maharashtra and Chittradurga in the state of Karnataka - as well as one urban area, Bangalore. Researchers meet with small business owners, farmers, home owners and others to understand how mobile communication has already transformed their daily lives and the further potential of mobile communications to enhance livelihoods.

The study encourages national and international governments, the mobile industry and NGOs to work together to support the development of these services by increasing access to, and use of, mobile communications in rural communities. Recommendations in the report include:-

•              Local and state government needs to integrate their telecom regulatory, tax and rural development policies, and do more to incentivize and support the role out of mobile services across the country.

•              The mobile industry needs to understands the social impact of mobile connectivity in rural communities and make it as accessible as possible to them. This does not only mean lower prices and costs of ownership, to really make a contribution to development they will also need to localise the mobile experience with relevant applications and services. Many of these will be innovated at a grass roots level and it is important for the mobile industry to work at this level to deliver real improvements.

•              Non-governmental organisations have an important role to play in working with state agencies to define the needs of rural communities and together develop new ways to deliver a wide range of different social and welfare services. To do this they also need to work much more closely with the mobile industry to understand and test the technological possibilities.

Notes to editors

Electronic versions of the Mobile Development Report can be downloaded at www.nokia.com/universalaccess

The report includes 16 case studies of individuals interviewed for the report including small business people, entrepreneurs, home owners, farmers and many others. These case studies explore how mobile phone ownership has impacted their lives and businesses.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About the Author

Dr. Aditya Dev Sood is the Founder and CEO of the Center for Knowledge Societies (CKS). He has doctorates in Anthropology and Sanskrit Philology from the University of Chicago. He is a former Fulbright Scholar and has received several academic fellowships, awards and distinctions, and graduated summa cum laude from the University of Michigan. Sood is also the author of the CKS Guide to ICTs for Development (2002), a booklet that received wide attention and citation. At CKS he has directed a number of projects involving user research, new product concepting, user experience and service design, and organizational innovation management. He frequently speaks on issues relating to technology, design, development and social research at public forums.

About CKS

The Center for Knowledge Societies (CKS) is the world’s leading research, design and innovation company specializing in emerging technologies for emerging economies. CKS has worked with the world’s leading handset manufacturers, equipment manufacturers, operators and mobile solutions providers. CKS has pioneered new investigative field research techniques for working with communities and individuals who may not enjoy complete or continuous access to media, communications, electricity and other forms of infrastructure. Through these techniques it conceptualizes and develops innovative products and services that harness the new possibilities of media, communications and technology. The offices and studios of the Center for Knowledge Societies serve as global hubs for those interested in social research, technology, design, education and development. www.cks.in

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel